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                            January 12, 2024

       Giri Devanur
       Chief Executive Officer
       reAlpha Tech Corp.
       6515 Longshore Loop, Suite 100
       Dublin, OH 43017

                                                        Re: reAlpha Tech Corp.
                                                            Registration
Statement on Form S-11
                                                            Filed December 29,
2023
                                                            File No. 333-276334

       Dear Giri Devanur:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-11 filed December 29, 2023

       Recent Developments
       Letter of Intent, page 4

   1. We note that on December 13, 2023, you entered into a letter of intent to acquire United
                                                        Software Group, certain
subsidiaries (collectively,    USG   ). We also note that you
                                                        publicly announced the
potential acquisition in a press release dated December 18, 2023.
                                                        We understand that the
closing will be subject to the negotiation of the definitive agreement, foreign
regulatory approval, other customary closing conditions and potential stockholder approval to
the extent required by the Nasdaq Listing Rules. Please provide us with your assessment of
the probability of the acquisition discussing:
                                                            planned timing of
acquisition;
                                                            progress of the
negotiations;
                                                            economic and legal
penalties associated with failure to consummate, including the termination fee
(payable if the acquisition does not close for reasons yet to be
 Giri Devanur
reAlpha Tech Corp.
January 12, 2024
Page 2
           determined), and costs incurred to date in pursuing the acquisition; and
             significance of required regulatory approvals, in particular foreign regulatory approval given that both companies are based in Dublin, OH.

Unaudited Condensed Consolidated Financial Statements
Note 17 - Subsequent Events, page F-18

2. We note that management has evaluated all subsequent events through December 14,
       2023. Please tell us what consideration was given to disclosing the December 13, 2023 letter of intent to purchase USG for an aggregate purchase price of up to $40,000,000.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-3429
if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any other questions.



                                                             Sincerely,
FirstName LastNameGiri Devanur
                                                             Division of
Corporation Finance
Comapany NamereAlpha Tech Corp.
                                                             Office of Real
Estate & Construction
January 12, 2024 Page 2
cc:       Gabriel Miranda, Esq.
FirstName LastName